SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Appointment of General Manager and Deputy General Manager.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 29, 2020	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	Chairman of the Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement on

Appointment of General Manager and Deputy General Manager

The Company’s board of directors (the “Board”) and all directors warrant that there are no false representation, misleading statements or material omissions in the contents of this announcement, and jointly and severally accept responsibilities for the truthfulness, accuracy and completeness of its contents.

On 3 February 2020, Sinopec Shanghai Petrochemical Company Limited (the “Company”) held the twentieth meeting of the ninth session of the Board and considered and approved the resolutions for the appointment of Mr. Guan Zemin as the General Manager of the Company and the appointment of Mr. Huang Xiangyu and Mr. Huang Fei as the Deputy General Manager of the Company. The proposed appointment will take effect from the date of passing of the above resolutions.

The biographies of Mr. Guan Zemin, Mr. Huang Xiangyu and Mr. Huang Fei are set out below:

Guan Zemin is 55 years old. Mr. Guan Zemin started his career in 1990, and he served as Section Manager of Technology Development Section, Technology Development Department of Wuhan Petrochemical Works, Director of Catalyzing Workshop, Director and Deputy Director of Production Scheduling Department of Sinopec Corp. Wuhan Branch (the “Wuhan Branch”), and Deputy Chief Engineer of the Wuhan Branch. From December 2012 to December 2018, he served as Vice President of the Wuhan Branch. From May 2016 to December 2019, he served as a President and Director of Sinopec-SK (Wuhan) Petrochemical Company Limited. From December 2018 to December 2019, he served as General Manager, Deputy Party Secretary and President of Wuhan Petrochemical Works at the Wuhan Branch. Mr. Guan Zemin graduated from the School of Chemical Engineering,

East China University of Science and Technology with a major in Fine Chemical and a master’s degree in Engineering in July 1990. He obtained the title of Senior Engineer. Save as disclosed above, Mr. Guan Zemin (i) has not held any directorships in the last three years in other public companies the securities of which are listed on any securities market in Hong Kong or overseas; (ii) does not have relationships with any director, supervisor, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company; (iii) does not hold any share of the Company within the meaning of Part XV of the Securities and Futures Ordinance; and (iv) has not faced any disciplinary action by the China Securities Regulatory Commission or other relevant authorities, nor has been sanctioned by any stock exchange.

Huang Xiangyu is 51 years old. Mr. Huang Xiangyu started his career in 1990 and joined Shanghai Petrochemical Complex in 1992. He served as Deputy Director of the chemical workshop of Shanghai Jinyang Acrylic Plant, Deputy Director of Jinyang Equipment, Director and Deputy Director of Jinyang Acrylic Equipment of Acrylic Business Unit and Chief Engineer of Acrylic Business Unit. From July 2011 to January 2020, he served as Director of the Acrylic Fiber Research Institute. From November 2011 to January 2020, he served as Chief Engineer of the Acrylic Fiber Department. From February 2019 to January 2020, he served as Deputy Chief Engineer of the Company. Mr. Huang Xiangyu graduated from the School of Chemical Engineering, East China University of Science and Technology with a major in Organic Chemicals and a bachelor’s degree in Engineering in July 1990. He obtained a master’s degree in Engineering from Donghua University in May 2004. He graduated from Polymeric Chemistry and Physics Major of Fudan University with a doctor’s degree in Engineering in June 2013. He obtained the title of professor-level Senior Engineer.

Save as disclosed above, Mr. Huang Xiangyu (i) has not held any directorships in the last three years in other public companies the securities of which are listed on any securities market in Hong Kong or overseas; (ii) does not have relationships with any director, supervisor, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company; (iii) holds 140,000 A-shares of the Company; and (iv) has not faced any disciplinary action by the China Securities Regulatory Commission or other relevant authorities, nor has been sanctioned by any stock exchange.

Huang Fei is 43 years old. Mr. Huang Fei joined the Company in 2000, and served as Polyolefin Plant Deputy Director of Plastic Business Unit and Manager Assistant and Polyolefin Plant Director of Plastic Department of the Company. From August 2012 to June 2014, he served as Deputy Manager of the Plastic Department of the Company. From June 2014 to February 2017, he served as Director of Statistical Center and Vice Party Secretary of the Company. From February 2017 to December 2018, he served as Manager of Olefin Department and Deputy Party Secretary of the Company. From December 2018 to January 2019, he served as General Manager Assistant and Director of Production Department of the Company. From January 2019 to December 2019, Mr. Huang Fei has served as General Manager Assistant and Manager of Production Department of Shanghai SECCO Petrochemical Company Limited. Mr. Huang graduated from East China University of Science and Technology with a bachelor’s degree in Polymer Materials and Engineering in July 2000. He graduated from East China University of Science and Technology with a master’s degree in Chemical Engineering in April 2008. He obtained the title of Senior Engineer.

Save as disclosed above, Mr. Huang Fei (i) has not held any directorships in the last three years in other public companies the securities of which are listed on any securities market in Hong Kong or overseas; (ii) does not have relationships with any director, supervisor, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company; (iii) does not hold any share of the Company within the meaning of Part XV of the Securities and Futures Ordinance; and (iv) has not faced any disciplinary action by the China Securities Regulatory Commission or other relevant authorities, nor has been sanctioned by any stock exchange.

Saved as disclosed above, the Company was not aware of any matters that need to be brought to the attention of the shareholders of the Company in relation to the appointment of the Company’s General Manager and Deputy General Manager. Mr. Zhang Yimin, Mr. Liu Yunhong, Mr. Du Weifeng, and Ms. Li Yuanqin, the independent non-executive directors of the Company, issued independent opinions on the resolutions for the appointment of the General Manager and the Deputy General Manager of the Company.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Wu Haijun
Chairman

Shanghai, the PRC, 3 February 2020